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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[  ] Form 3 Holdings Reported

[X ] Form 4 Transactions Reported

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1. Name and Address of Reporting Person

   Gerald A. Poch
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   c/o Pequot Capital Management, Inc.
   500 Nyala Farm Road
--------------------------------------------------------------------------------
                                    (Street)

   Westport               CT                     06880
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   BriteSmile, Inc.
   BSML

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   12/31/2000
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5. If Amendment, Date of Original (Month/Year)

   2/14/01
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------
7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [ X ]   Form filed by One Reporting Person

   [   ]   Form filed by More than One Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Security Acquired (A) or        Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)           (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


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None
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly


FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                2.                                                                                    Deriv-    of
                Conver-                    5.                              7.                         ative     Deriv-   11.
                sion                       Number of                       Title and Amount           Secur-    ative    Nature
                or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.              of       action   Trans-   of (D)        (Month/Day/Year)          Amount    ative    at End    In-      ficial
Title of        Deriv-   Date     action   (Instr. 3,    ----------------          or        Secur-   of        direct   Owner-
Derivative      ative    (Month/  Code     4 and 5)      Date     Expira-          Number    ity      Year      (I)      ship
Security        Secur-   Day/     (Instr.  ------------  Exer-    tion             of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)      ity      Year)    8)        (A)   (D)    cisable  Date     Title   Shares     5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------
CONVERT-      $6.18/SH  6/30/00   P       $1,166,667     IMMED   06/29/05  COMMON  188,782  $6.18/SH  188,782    (I)     BY PARTNER
IBLE NOTES    (2)                         (1)(2)                          STOCK   (1)(2)             (1)(2)     (1)     -SHIP
------------------------------------------------------------------------------------------------------------------------------------
CONVERT-      $6.18/SH  8/03/00   P       $3,000,000     IMMED   08/03/05  COMMON  485,436  $6.18/SH  485,436    (I)     BY PARTNER
IBLE NOTES    (2)                         (1)(2)                          STOCK   (1)(2)             (1)(2)     (1)     -SHIP
------------------------------------------------------------------------------------------------------------------------------------
WARRANT       $7.21/SH  6/30/00   P        94,391        IMMED   06/29/05  COMMON  94,391   $0        94,391     (I)     BY PARTNER
                                           (1)                             STOCK   (1)                (1)        (1)     -SHIP
------------------------------------------------------------------------------------------------------------------------------------
WARRANT       $7.21/SH  8/03/00   P        242,717       IMMED   08/03/05  COMMON  242,717  $0        242,717    (I)    BY PARTNER
                                           (1)                             STOCK   (1)                (1)        (1)    -SHIP
------------------------------------------------------------------------------------------------------------------------------------
OPTIONS       $9.25/SH  3/24/00   A        20,000        IMMED   03/24/10  COMMON  20,000   $0        20,000     (I)    BY PARTNER
                                           (1)            (3)              STOCK   (1)                (1)        (1)    -SHIP
------------------------------------------------------------------------------------------------------------------------------------


===================================================================================================================================

Explanation of Responses:

(1) The reporting person is an employee of Pequot Capital Management, Inc. The reporting person disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest.

(2) The Convertible Note is convertible at the option of the holder into units consisting of convertible subordinated notes to purchase shares of the Issuer's common stock. The convertible subordinated notes are, in turn, convertible into shares of common stock of the Issuer at a conversion price of $6.18.

(3) The options vest 50% immediately, then another 50% on the date which is six months after the date of the grant.



/s/   Gerald A. Poch                                          08/10/2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.